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                               SCALA MINERALS INC.
                           318 Homer Street, Suite 400
                           Vancouver, British Columbia
                                 Canada V6B 2V2


February 16, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0511

Attention:  Susann Reilly, Attorney

Dear Sirs:

Re:      Scala Minerals Inc. - Registration Statement on Form SB-2
         ---------------------------------------------------------
         File No. 333-121613 - Amendment No. 1
         --------------------------------------

Further to your letters dated January 28, 2005 and February 7, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

General
-------

1. The engineering review is still underway and any additional comments will be issued promptly in a separate letter.

         We have received the engineering comments under separate cover and include our replies to these comments at the bottom of this letter.

2. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or had indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant has specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (Apri1 28,
1992).

Your disclosure indicates the following: that you have not conducted any exploration on your sole mineral option; that you have no revenues to date; that, as of this date, that you have paid $3,000 for the option, you need, for the year 2005, to have $5,000 in expenditures by July 1, 2005 and a $10,000 cash payment by December 1, 2005; that your assets consist only of the option and $19,507 in cash; that you will require additional financing in order to determine whether the property contains economic mineralization and to cover your anticipated administrative costs; that you do not currently have any arrangements for financing and may not be able to find such financing; that Ms. Krioukova has no "professional training or technical credentials in the explota1ion, development and operation of mines and that Ms. Krioukova has significant experience with, and devotes the majority of her time to, consulting services to public companies through her private consulting firm.

In view of the foregoing, your business appears to be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout the prospectus to comply-with Rule 419 of Regulation C.

Rule 419 defines a blank check company as a company that has no specific business plan, or merely creates the appearance that it has a specific business plan.

We were incorporated for the purpose of commencing operations in the mineral property exploration business. Contrary to the "blank check" company definition, we have a very specific business plan as outlined in our plan of operations: We have acquired an interest in the Shore property located in British Columbia and have a very specific business plan based upon recommendations from a professional geoscientist. We have completed an initial review of the Shore property and intend to conduct additional exploration once weather conditions permit.

3. Our call to the telephone number on the cover page of your registration statement was answered by "EDGAR Agent Filing Services." There is no listing for either Scala Minerals, Inc. or Elena Krioukova. Please provide the registrant's telephone number on the cover and supplementally confirm that the registrant's address is correct.

We have provided our telephone number on the cover of the registration statement (778-858-9887) and confirm that the registrant's address is correct.

Summary, page 5
---------------

4. Please disclose in the second paragraph on page 5 the amount and dates of payments that the registrant must make in order to exercise the option.

We have added the following disclosure in the summary section:

"In order to exercise the option with respect to the Shore claims, we must:

*    make cash payments of:

     - $3,000 by July 2, 2004 (which we paid);and
     - an  additional  $10,000 by December 1, 2005.

*        incur exploration work on the claims of at least:

         - $5,000 by July 1, 2005; - an additional  $45,000 by July 1, 2006; and
         - an additional $100,000 by July 1, 2007.

We have incurred $1,211 in exploration expenditures on the Shore claims."

Risk Factors, page 5
--------------------

5. Disclose in a risk factor and, also, in the "Description of Business" section the following: that Ms. Krioukova has no professional training or technical credentials in the exploration, development and operation of mines."

We have disclosed the following risk factor:

"BECAUSE MANAGEMENT HAS NO TECHNICAL EXPERIENCE IN MINERAL EXPLORATION, OUR BUSINESS HAS A HIGHER RISK OF FAILURE.

Our sole director, Elena Krioukova, has no technical training in the field of geology and specifically in the areas of exploring for, starting and operating a mine. As a result, we may not be able to recognize and take advantage of potential acquisition and exploration opportunities in the sector without the aid of qualified geological consultants. As well, with no direct training or experience, our management may not be fully aware of the specific requirements related to working in this industry. Management's decisions and choices may not be well thought out and our operations, earnings and ultimate financial success may suffer irreparable harm as a result."

We have added similar disclosure in the "Description of Business" section as well.

6. Disclose whether the other business interests of the president of the company are in competition with the company. If so, provide a risk factor which identifies and discusses the resulting conflicts of interest.

Our president's other business interests are not in competition with our company.

Plan of Distribution, page 13
-----------------------------

7. In the third full paragraph on page 14, please state that selling shareholders and broker-dealers who execute sales for the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act.

We have added the noted disclosure in the "Plan of Distribution" section.

8. Please state that the number of shares to be sold, the name of the selling shareholder, the purchase price, the name of any agent or broker and any applicable commissions, discounts or other compensation to such agents or brokers and other material facts with respect to a particular offering will be set forth in a prospectus supplement.

We have added the noted disclosure in the "Plan of Distribution" section.

Legal Procedures, page 15
-------------------------

9. The address you have provided for "service of process" in Nevada differs from that on the cover of the registration statement. In addition, you have not included a name with the address in this section. Please revise as appropriate.

We have revised the address for service of process in this section so that it is consistent with the disclosure on the cover of our registration statement.

Directors, Executive Officers, Promoters and Control Persons, page 15
---------------------------------------------------------------------

10. Please advise supplementally of the relationship between Elena Krioukova and Andrei Krioukov and whether or not Items 401(d) and 404(d) are applicable to the latter.

Elena Krioukova and Andrei Krioukov, a person who provided accounting services to us, are husband and wife. None of the events described in Items 401(d) and 404(d) are applicable to Mr. Krioukov.

11.      Define NCCP, JSC NCCP and the website referenced.

"NCCP" and "JSC NCCP" are simply abbreviations for the JSC Novosibirsk Chemical Concentrates Plant located in Novosibirsk, Russia. JSC is not an abbreviation; it is simply part of the name of the company. We have removed the NCCP abbreviation. The website referenced is the JSC Novosibirsk Chemical Concentrates Plant's English website.

12. Disclose the name and location of Ms. Krioukova's "private consulting firm." Describe in detail the areas in which it provides consulting services.

We have clarified that Ms. Krioukova's private consulting firm is EdgarAgent Filing Services Inc. which has office space in the same suite as our company does at 318 Homer Street, Suite 400, Vancouver, British Columbia. This private company provides financial statement preparation and EDGAR formatting services to private and public companies.

Description of Securities, page 17
----------------------------------

In the first paragraph of this section, you indicate that two shareholders may constitute a quorum for a meeting of stockholders. Please clarify whether these provisions allow for any two stockholders to constitute a quorum or whether such stockholders must hold a required percentage of the issued and outstanding shares of the registrant's voting stock in order to constitute a quorum.

We have disclosed that stockholders do not need to hold a minimum percentage of our stock in order to constitute a quorum. Every stockholder is entitled to ten day's advance notice of such a meeting.

Interests of Named Experts and Counsel
--------------------------------------

13.      Name the experts and counsel being referred to.

We have disclosed the experts and counsel referred to in this section.

Description of Business, page 19
--------------------------------

General
-------

14. You have stated at the end of the first paragraph: "Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined." Please disclose what you mean by "legal feasibility" and explain why it must be evaluated. If appropriate, add a risk factor regarding this uncertainty.

We have added the following explanation of economic and legal feasibility:

"Economic feasibility refers to a formal evaluation completed by an engineer or geologist which confirms that the property can be successfully operated as a mine. Legal feasibility refers to the completion of a survey of the mineral claims comprising the Shore property in order to ensure that the mineralization that we intend to exploit is within the claims boundaries. The cost of such a survey is estimated to be $25,000."

Shore Claims Option Agreement, page 1
-------------------------------------

15. Briefly describe sections 5.1 of the Option Agreement. Describe and explain in detail section 5.2.

     We have disclosed the following:

     "The Shore property is comprised of two claims: the Shore 1 claim and the Shore 2 claim. If we decide that one of the two mineral claims does not warrant further exploration, we may abandon our interest in that claim and continue to explore the remaining claim upon the same option terms.

     However, we must provide the optionor of the property, Larry Sostad, with at least 60 days notice of our intention to abandon one of the claims. Mr. Sostad may then request that we provide him with documentation confirming his title rights to that mineral claim.

     If we return one of the claims to Mr. Sostad in this fashion, it must have a minimum of one year of assessment work credited against it at the time of return. This means that if we abandon one of the claims, its expiry date cannot occur for at least one year. The expiry date is determined based on the amount of exploration we conduct on each claim as described in detail in the next section."

     The  following  section,  "Title  to  the  Shore  Claims",   describes  the
     assessment work requirements for British Columbia mineral properties.

Geological Assessment Report: Shore Claims, page 22
---------------------------------------------------

16. We note the reference in the first paragraph to Mr. Molak, a professional geoscientist retained by the company to "complete an initial review of the shore claims" and to prepare a geological summary report of the Shore claims. We also note a reference to certain conclusions of Mr. Molak with respect to the Shore claims. On this basis, in accordance with Section 7(a) of the Securities Act of 1933, as amended, and Item 601(b)(23) of Regulation S-B, please file Mr. Molak's consent to being named in this registration statement. Further, please supplementally provide the staff with a copy of any report or other document provided to the registrant by Mr. Molak. In addition, please explain in the disclosure what a geoscientist is. Also, revise the disclosure to include Mr. Molak's credentials as a professional geologist.

Finally, to the extent applicable, the disclosure in the plan of operation and in the financial statements should be revised to reflect any compensation paid, or owed, to Mr. Molak for his services.

We have filed Dr. Molak's consent to being named in the registration statement. We enclose a copy of Dr. Molak's report on the Shore claims, which he has provided to us. We have also disclosed Dr. Molak's professional credentials and have explained what a geoscientist is. As Dr. Molak is out of town working on a mineral property, we will not be able to get his consent from him until prior to the filing of the next amendment of our registration statement.

Our financial statements for the period ended December 31, 2004, which are included in our amended registration statement, disclose all compensation paid to Dr. Molak for his services. We have also included this disclosure in the "Plan of Operations" section.

Compliance with Government Regulation, page 23
----------------------------------------------

17. Please discuss the impact and effect of existing or probable governmental regulations on Phases I, II, and the production phase.

We have added the following disclosure:

"We will not incur any costs in complying with existing or probable governmental regulations, including environmental laws, in conducting Phase I or Phase II of our intended exploration on the Shore claims.

We will be required to obtain work permits in order to proceed with a subsequent drilling program on the Shore claims and any subsequent exploration work that results in a physical disturbance to the land. A work permit is also required for the erection of structures on the property. The cost of complying with government regulation through any drilling stages should not exceed $10,000.

The amount of government regulatory and environmental costs during a potential production phase is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended exploration program. Because there is presently no information on the size, tenor, or quality of any minerals or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings or our competitive position. However, compliance costs could be as high as $100,000."

18. Expand your disclosure regarding compliance with environmental laws. Provide, for each stage in the process, that is, Phases I, II and the various steps of the production phase, the costs of compliance. Discuss the other effects of the environmental laws on your exploration and mining and on your financial condition.

As indicated above, the response to comment 17 includes compliance with environmental laws.

Exhibits
--------

19. We note that the legal opinion and consent of the attorney remains to be filed.

We have filed a legal opinion and consent as an exhibit to our amended registration statement.

Financial Statements

General

20. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountants in any amendments.

We have filed financial statements for the period ended December 31, 2004 with our amended registration statement.

ENGINEERING COMMENTS

General
-------

1. Insert a small-scale map showing the location and access to your property. Note that SEC's EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. Provide the map to the engineering staff for our review.

We previously filed a small-scale claim map as an exhibit to our registration statement.

2. We note that you cite Mr. Molak's initial review of the Shore claims. Provide as an exhibit, a written consent from any experts whose name you cite, and/or whose work you incorporate into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

We will include Dr. Molak's written consent and concurrence with the summary of geological information disclosed in our registration statement with our next amendment. He is currently out of town working on a mineral property.

         Yours truly,

         /s/ Elena Krioukova

         Elena Krioukova, President
         SCALA MINERALS INC.